May 1, 2019

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Oh:

On February 28, 2019, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Altegris/AACA Opportunistic Real Estate Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on April 26, 2019, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

1.	Comment: Please revise the table of contents for the Fund’s prospectus to include Appendix A.

Response: The requested revision has been made.

2.	Comment: Please revise the cross reference to Appendix A in the disclosure that precedes the Fee Table to include the title of Appendix A.

Response: The disclosure in question has been revised as follows (italics added for emphasis):

“More information about these and other discounts is available from your financial professional and in How to Purchase Shares on page 24 of this Prospectus, in Appendix A: Financial Intermediary Sales Charge Variations to this Prospectus and Purchase, Redemption and Pricing of Shares on page 50 of the Statement of Additional Information.”

3.	Comment: Please add a representation throughout the Fund’s prospectus and SAI where any sales charge variations are disclosure that are in addition to or separate from the sales change discounts
Andrew.Davalla@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3353

found in Appendix A, e.g., “these variations are separate and apart from those discussed in Appendix A.”

Response: The requested revisions have been made.

4.	Comment: With regard to the disclosure found under the heading in Appendix A, “Front-end load discounts available at Raymond James: breakpoints, and/or rights of accumulation” – please confirm if this disclosure is specific as to Raymond James or if it is intended to be general disclosure. If general, please delete the disclosure as only specific sale load discounts available through the specified financial intermediary should be included in Appendix A.

Response: The Registrant confirms that the disclosure in question is specific as to Raymond James.

* * * * *

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

cc: JoAnn M. Strasser